SCHEDULE "A"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - First Quarter Ended May 31, 2004

THE FIRST QUARTER REPORT FORM 51 - 901F

Issuer Details:
For the financial quarter and year ended:	May 31, 2004
Date of report:	July 23, 2004

Name of issuer:	STARFIELD RESOURCES INC.
Issuer's address:	420 625 Howe Street, Vancouver BC
Issuer's fax no.:	(604) 608-0344
Issuer's telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's name:	Glen Indra	Date signed:	July 23, 2004
Director's name:	Glen MacDonald	Date signed:	July 23, 2004

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Starfield Resources Inc. discloses that these unaudited financial statements for the first financial quarter ended May 31, 2004 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Vancouver, B.C., Canada
July 23, 2004	Management

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

MAY 31, 2004

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	(Unaudited)	(Audited)
	May 31	February 29
	2004	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	3,215,756	639,837
Accounts receivable	266,496	190,532
Subscriptions receivable	1,690,000	-
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	16,050	163,819
	5,223,302	1,029,188
MINERAL PROPERTIES (Note 3)	26,153,483	24,381,058
EQUIPMENT (Note 4)	158,917	15,083
	31,535,702	25,425,329

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	478,931	557,380
Loans payable	-	904,000
	478,931	1,461,380

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	38,218,342	30,625,324
CONTRIBUTED SURPLUS	606,618	606,618
DEFICIT	(7,768,189)	(7,267,993)
	31,056,771	23,963,949
	31,535,702	25,425,329

APPROVED BY THE DIRECTORS:

"Glen Indra"
Glen Indra, Director

"Glen MacDonald"
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

INTERIM STATEMENT OF LOSS AND DEFICIT

FOR THE FIRST QUARTER ENDED MAY 31, 2004

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		First Quarter ended
	April 22, 1994	May 31	May 31
	(inception) to	2004	2003
	May 31, 2004	$	$

EXPENSES
Consulting fees	1,209,908	19,923	35,513
Travel and conferences	1,289,626	127,087	105,301
Rent and office services	961,318	90,275	65,716
Stock-based compensation	607,358	-	-
Accounting and legal	713,338	83,822	464
Advertising and promotion	525,649	11,775	51,125
Transfer and regulatory fees	397,004	43,229	12,401
Computer	356,480	18,855	14,283
Office	315,560	9,343	12,699
Management fees	270,000	12,000	12,000
Investor relations	317,656	51,075	12,000
Interest and bank charges	254,027	22,368	36,505
Telephone	103,497	4,426	4,971
Amortization	47,905	1,022	1,420
Interest on obligation under capital leases	29,294	-	1,055
Business and property evaluations	28,353	-	-
Office equipment rent	37,510	4,996	4,659
Loss on disposal of capital assets	5,096	-	-
Interest income	(7,501)	-	(456)
LOSS BEFORE THE FOLLOWING	7,461,993	500,196	369,656
Write-off of mineral claims	271,010	-	-
LOSS BEFORE INCOME TAXES	7,733,003	500,196	369,656
Large corporate capital tax	35,186	-	-

LOSS	7,768,189	500,196	369,656
DEFICIT - BEGINNING	-	7,267,993	5,544,629

DEFICIT - ENDING	7,768,189	7,768,189	5,914,285

LOSS PER SHARE		0.0054	0.0159

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

INTERIM STATEMENT OF CASH FLOWS

FOR THE FIRST QUARTER ENDED MAY 31, 2004

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		First quarter ended
	April 22, 1994	May 31	May 31
	(inception) to	2004	2003
	May 31, 2004	$	$

OPERATING ACTIVITIES
Loss	(7,768,189)	(500,196)	(369,656)
Add non cash items:
Stock-based compensation	607,358	-	-
Amortization	47,905	1,022	1,420
Loss on disposition of capital assets	5,096	-	-
Write-off mineral claims	271,010	-	-
	(6,836,820)	(499,174)	(368,236)

Cash provided by changes in non-cash
working capital items:
Accounts receivable	(266,496)	(75,965)	152,873
Subscriptions receivable	(1,690,000)	(1,690,000)	-
Refundable deposits	(35,000)	-	-
Prepaid expenses	(16,050)	147,769	(8,000)
Accounts payable and accrued liabilities	478,931	(78,449)	(237,072)
Large corporate capital tax payable	-	-	(13,233)
	(8,365,435)	(2,195,819)	(473,668)
INVESTING ACTIVITIES
Mineral properties	(24,724,493)	(1,772,425)	(160,385)
Acquisition of capital assets	(166,874)	(144,855)	-
	(24,891,367)	(1,917,280)	(160,385)
FINANCING ACTIVITIES
Repayment of capital lease obligation	(45,044)	-	(4,852)
Loans payable	-	(904,000)	198,000
Issuance of shares and units and special
warrants net of issue costs	36,517,602	7,593,018	437,500
	36,472,558	6,689,018	630,648
INCREASE IN CASH	3,215,756	2,575,919	(3,405)
CASH - beginning	-	639,837	5,433
CASH - ending	3,215,756	3,215,756	2,028

Notes to statement of cash flows:

1.	Interest and income taxes paid
	Interest paid	276,276	22,368	37,560
	Income taxes paid	35,186	-	13,233

2.	Non-cash operating, financing and investing activities:
	Issuance of capital stock for finder fees	646,150	600,000	-
	Capital asset disposed of for amount equal to
	capital lease liability	16,346	-	-
	Exploration work equipment amortization	5,644	5,644

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004

(Unaudited - Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)
The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended February 29, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

	b)	Flow-through shares

The Company adopts CICA Emerging Issues Committee abstract (EIC 146) on the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company's operating results in the year the expenses are renounced. There were no flow-through shares renounced during the quarter.

	c)	Exploration work equipment is recorded at cost with amortization at 30% on a diminishing balance. In the year of acquisition only one-half the rate is applied.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 3	MINERAL PROPERTIES

		May 31	February 29 2004
		2004	$
		$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	150,000	150,000
•	Exploration work (3)	24,135,635	22,451,058
		26,060,635	24,376,058
Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	5,000	5,000
•	Exploration work (4)	87,848	-
		92,848	5,000

	Total mineral properties costs	26,153,483	24,381,058

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. ("Wyn") entered into an option agreement with Hunter Exploration Group ("Hunter"). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3-

Note 3	MINERAL PROPERTIES (continued)

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath-1-5 claims, staked under an area of mutual agreement. The new properties are held on a 50-50 basis. The exploration expenditures required to be made are as follows:

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	25,000	275,000	87,848
2005	300,000	NIL	300,000	NIL
TOTAL	500,000	87,285	575,000	87,848
TOTAL TO DATE	200,000	87,285	275,000	87,848

Upon completion of the above expenditures, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

(3)	Ferguson Lake Deferred Exploration Work breakdown:

		May 31	February 29
		2004	2004
		$	$
Balance - beginning		22,451,058	19,426,644

•	Personnel	324,213	1,617,134
•	Air support including helicopter moves	454,014	638,186
•	Diamond drilling	460,576	255,336
•	Camp support costs including fuel requirements	367,323	213,358
•	Analytical and geophysical services	10,077	206,741
•	Mobilization and demobilization	68,374	93,659
		1,684,577	3,024,414
Balance - ending		24,135,635	22,451,058

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	MINERAL PROPERTIES (continued)

(4) Starfield / Wyn Ferguson Lake project Deferred Exploration Work breakdown:

		May 31	February 29
		2004	2004
		$	$
Balance - beginning		-	-

•	Personnel	34,803	-
•	Air support including helicopter moves	20,688	-
•	Diamond drilling	-	-
•	Camp support costs including fuel requirements	14,139	-
•	Analytical and geophysical services	16,871	-
•	Mobilization and demobilization	1,347	-
		87,848	-
Balance - ending		87,848	-

Note 4	EQUIPMENT

			May 31		February 29
			2004		2004
		Cost	Accumulated	Net Book	Net Book
			Amortization	Value	Value
		$	$	$	$
	Computers	36,721	26,817	9,904	10,707
	Exploration work equipment	150,500	5,644	144,856	-
	Office equipment	9,461	5,304	4,157	4,376
		196,682	37,765	158,917	15,083

Note 5	SHARE CAPITAL

	May 31	February 29
	2004	2004
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
109,777,475 Common shares
(February 29, 2004 - 88,715,272)	38,218,342	30,625,324

Obligation to issue shares:
Units	-	-
	38,218,342	30,625,324

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5-

Note 5	SHARE CAPITAL (continued)

During the year issued share capital increased as follows:

	Common Shares		Private	Placement	Units
Total
	#	$	#	$	$

February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

Subscribed for cash
- Private placements units - net of finder fees
• March 1, 2004 private placement	-	-	18,749,703	7,349,893	7,349,893
- Exercise of share purchase warrants	812,500	243,125	-	-	243,125
	812,500	243,125	18,749,703	7,349,893	7,593,018
Total before non-cash transactions	89,527,772	30,868,449	18,749,703	7,349,893	38,218,342

Non-cash transactions
- Reclassify part of contributed surplus due to
exercise of stock options	-	-	-	-	-
- Units conversion (1)
• March 1, 2004 private placement	18,749,703	7,349,893	(18,749,703)	(7,349,893)	-
-- Units issued for finder fees (2)	1,500,000
	20,249,703	7,349,893	(18,749,703)	(7,349,893)	-

May 31, 2004	109,777,475	38,218,342	-	-	38,218,342

(1)    The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units. The Company closed the March 1, 2004 private placement of 18,749,703 units for total proceeds of $7,499,881 during May, 2004. Share and warrant certificates that were issued for $1,690,000 were held in escrow until the funds were received in June, 2004.
(2)   The Company issued 1,500,000 units at a deemed price of $0.40 per unit as finders fees for 15,000,000 units of the 18,749,703 units issued for the March 1, 2004 private placement. These units were issued on the same terms as the units issued for the March 1, 2004 private placement and therefore are convertible into 1,500,000 common shares and 1,500,000 share purchase warrants with an exercise price of $0.60 per share and an expiration date of March 12, 2006.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6-

Note 5	SHARE CAPITAL (continued)

	a)	Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which  permits the issuance of options of up to 10% of the Company's issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 29 2004	Granted	Exercised	Expired / Cancelled	Balance May 31 2004	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	-	May 4, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	70,000	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	-	-	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009

		8,440,000	-	-	-	8,282,000

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb. 29 2004	Granted	Exercised	Expired	Balance May 31 2004	Expiration date

Dec 31, 2002	$0.35	296,250	-	-	-	296,250	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004
Jan 24, 2003	$0.45	5,804,445	-	-	-	5,804,445	Oct 4, 2004
June 18, 2003	$0.45	7,139,885	-	200,000	-	6,939,885	Mar 19, 2005
Oct 15, 2003	$0.25	6,075,000	-	550,000	-	5,525,000	Nov 07, 2005
Nov 28, 2003	$0.25	6,339,000	-	62,500	-	6,276,500	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	-	-	1,477,430	Jan 21, 2006
Mar 1, 2004	$0.60	-	20,249,703	-	-	20,249,703	Mar 12, 2006

		28,132,010	20,249,703	812,500	-	47,569,213

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7-

Note 6	RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	May 31	February 29
	2004	2004
	$	$

Exploration costs:
Consulting fees	-	-

Due from related party	24,000	20,093

Expenses:
Management fees	12,000	12,000

Note 7	SUBSEQUENT EVENTS

a)
On July 5, 2004 the Company announced that options to acquire a total of 2,695,000 shares of the Company at an exercise price of $0.40 per share were granted to directors, officers, employees and consultants in amounts to be determined.

	b)	In July, 2004, the Company received $63,000 pursuant to the exercise of 180,000 share purchase warrants at $0.35 each.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8-

Note 8	UNITED STATES ACCOUNTING PRINCIPLES

	a)	The following summarizes the balance sheet items with material variations under US GAAP:

	May 31	February 29
	2004	2004
	$	$
Mineral property	-	-
Share capital	41,311,266	33,718,248
Additional paid-in capital	771,118	771,118
Deficit	(37,179,096)	(34,906,475)

b)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

				First quarter ended
		April 22 1994
		(Inception) to	May 31	May 31
		May 31	2004	2003
		2004	$	$
Loss under CDN GAAP		(7,768,189)	(500,196)	(369,656)
US GAAP material adjustments:
•	Write-off of mineral property expenditures	(24,724,493)	(1,772,425)	(160,385)
•	Share for mineral property	(1,700,000)	-	-
•	Reversal of mineral property write-off	271,010	-	-
•	Deposit and advances receivable adjustment	(120,000)	-	-
•	Compensation expense:
	- Management services	(45,500)	-	-
	- escrow share release	(3,092,924)	-	-
•	Interest expense on related party debt	(11,384)	-	-
•	Loan forgiveness	12,384	-	-

Loss under US GAAP		(37,179,096)	(2,272,621)	(530,041)
Loss per share under US GAAP
			0.0247	0.0087

Weighted average number of shares			91,980,308	60,727,373

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MAY 31, 2004
(Unaudited - Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 9-

NOTE 8	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	c)	The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total Shareholders'
	Capital	paid-in	Deficit	equity (Deficiency)
		Capital		$
	$	$	$

Balance - February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

Share capital issued under CDN GAAP	7,593,018	-	-	7,593,018
Loss under CDN GAAP	-	-	(500,196)	(500,196)
US GAAP material adjustments:
• Stock-based compensation under
CDN GAAP	-	-	-	-
• Mineral property write-off	-	-	(1,772,425)	(1,772,425)
Balance - May 31, 2004	41,311,266	771,118	(37,179,096)	4,903,288

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - First Quarter Ended May 31, 2004

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

                See statement of loss and deficit and notes to financial statements.

                                                Current Quarter Deferred Exploration Work to date breakdown:

a)	Ferguson Lake - 100% Starfield

	- Personnel	$324,213
	- Aircraft support including helicopter moves	454,014
	- Diamond drilling	460,576
	- Camp support costs including fuel requirements	367,323
	- Analytical and Geophysical Services	10,077
	- Mobilization and demobilization	68,374
		$1,684,577

b)	Ferguson Lake - Starfield/Wyn 50% Option

	- Personnel	$34,803
	- Air support including helicopter moves	20,688
	- Camp support costs including fuel requirements	14,139
	- Analytical and geophysical services	16,871
	- Mobilization and demobilization	1,347
		$87,848

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

                See notes to financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

                                Issuance of private placement units:
Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
March 2004	Units	March 2004 Private placement	3,260,000	$0.40	(1) $1,173,600	Cash	Nil
April 2004	Units	March 2004 Private placement	434,703	$0.40	(2) $156,493	Cash	Nil
May 2004	Units	March 2004 Private placement	15,055,000	$0.40	(3) $6,019,800	Cash	Nil
May 2004	Units	Finder fee	1,500,000	$0.40	Nil	Deemed price	Nil
Total number of private placement units issued:20,249,703	$7,349,893

(1)	Net of $ 130,400 finder fees
(2)	Net of $ 17,388 finder fees
(3)	Net of $ 2,200 finder fees

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - First Quarter Ended May 31, 2004

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Issuance of common shares for warrants:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
Oct. 10, 2003	Common shares	Share purchase warrants	200,000	$0.45	$90,000	Cash	Nil
Nov.18, 2003	Common shares	Share purchase warrants	550,000	$0.25	$137,500	Cash	Nil
Dec.31, 2003	Common shares	Share purchase warrants	62,500	$0.25	$15,625	Cash	Nil
Common shares issued for warrants	812,500	$243,125

Conversion of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Total proceeds	Type of consideration	Commission
May 17, 2004	Common shares and purchase warrants	Mar 2004 private placement	18,749,703 common shares and 18,749,703 share purchase warrants	N/A	$Nil	Exercise of 18,749,703 Mar 04 private placement units for 18,749,703 common shares and 18,749,703 purchase warrants at no charges pursuant to agreement.	Nil
May 17, 2004	Common shares and purchase warrants	Finder fees for Mar 2004 private placement	1,500,000 common shares and 1,500,000 share purchase warrants	N/A	$Nil	Exercise of 1,500,000 finder fee units for 1,500,000 common shares and 1,500,000 purchase warrants at no charges pursuant to agreement	Nil

Total number of common shares issued:	21,062,203	$Nil
Total number of purchase warrants issued:	20,249,703	$Nil

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

None

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 - 901F - First Quarter Ended May 31, 2004

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	109,777,475	$38,218,342
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date

Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	562,000 shares	$0.50/share	May 4, 2006
Options	785,000 shares	$0.50/share	October 24, 2006
Options	600,000 shares	$0.40/share	March 8, 2007
Options	450,000 shares	$0.90/share	March 8, 2007
Options	2,340,000 shares	$0.40/share	February 14, 2008
Options	2,730,000 shares	$0.25/share	November 18, 2008
Options	550,000 shares	$0.25/share	January 7, 2009

Warrants	296,250 shares	$0.35/share	July 24, 2004
Warrants	1,000,000 shares	$0.55/share	August 27, 2004
Warrants	5,804,445 shares	$0.45/share	October 4, 2004
Warrants	6,939,885 shares	$0.45/share	March 19, 2005
Warrants	5,525,000 shares	$0.25/share	November 07, 2005
Warrants	6,276,500 shares	$0.25/share	December 30, 2005
Warrants	1,477,430 shares	$0.40/share	January 21, 2006
Warrants	20,249,703 shares	$0.60/share	March 12, 2006
Total options/warrants	55,851,213 shares

SCHEDULE B:4(d) SHARES IN ESCROW

                Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS
                 Glen Indra
                 Glen MacDonald
                 Robert Maddigan
                 Henry Giegerich

SCHEDULE "C"

STARFIELD RESOURCES INC.
MANAGEMENT DISCUSSION
As at July 23, 2004
Form 51-901F
FOR THE 1ST QUARTER ENDED May 31, 2004

For the quarter ended May 31, 2004, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $1,684,577 were conducted on the Company's 100% owned Ferguson Lake property and a total of $162,848 on the Starfield/Wyn 50% option property of which $87,848 was spent by Starfield.

During the quarter ended May 31, 2004, the Company completed a private placement of 18,749,703 units at $0.40 per unit. Each unit consisted of a share and a share purchase warrant. Each purchase warrant entitles the holder to purchase a further share for $0.60 up to and including March 12, 2006. This private placement raised a total of $7,349,893 net of fees and a further 1,500,000 units were issued as finder's fees. Additionally, 812,500 outstanding share purchase warrants were exercised netting the Company a further $243,125. As a result of the foregoing, the Company's working capital increased to $4,669,371 as at May 31, 2004 compared to a negative working capital of $432,192 as at February 29, 2004. The Company has a planned $6,000,000 fiscal 2005 exploration program underway on which it has already spent $1,922,925 (direct exploration $1,684,577; equipment purchase $150,500; exploration on Wyn/Starfield 50% option property $87,848). Management is of the opinion that the Company will continue to have a successful exploration campaign and that working capital will be augmented through the exercise of outstanding warrants.

For fiscal 2005, the Company plans on spending $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES

	Quarterly Budget	Actual	Quarterly Variance	YTD Budget	Actual	YTD Variance
Travel & Conferences	120,000	127,087	7,087	120,000	127,087	7,087
Computer fees	33,000	18,855	(14,145)	33,000	18,855	(14,145)
Advertising & Promotion	60,000	11,775	(48,225)	60,000	11,775	(48,225)
Consulting	120,000	19,923	(100,077)	120,000	19,923	(100,077)
Management & Investor Relations	51,000	63,075	12,075	51,000	63,075	12,075
Office & Rent	135,000	131,408	(3,592)	135,000	131,408	(3,592)
Professional Fees & Regulatory Fees	60,000	127,051	67,051	60,000	127,051	67,051
TOTAL EXPENSES	579,000	499,174	(79,826)	579,000	499,174	(79,826)

For the quarter ended May 31, 2004, total expenses, excluding amortization of $1,022 were $499,174; this was under budgeted expenses of $579,000 by $79,826. Significant differences came in the consulting segment which was under budget by $100,077 due to timing of expenses and professional fees which were budgeted at $60,000 and came in at $127,051 or over budget by $67,051 due to legal expenses associated with the Company's $7,499,881 financing.

FERGUSON LAKE EXPLORATION

During the quarter ended May 31, 2004, the Company expended $1,922,925 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium Nunavut, Canada project (direct exploration on 100% owned property $1,684,577; equipment purchase $150,500; exploration on Wyn/Starfield 50% option property $87,848).

The 2004 Ferguson Lake Phase I Exploration Program budgeted at approximately $6,000,000 has the following objectives:

1.
Delineation diamond core drilling (13,000 meters) in the "Pit Area" eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE- bearing Copper-Nickel-Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and open 3-kilometer long positive UTEM conductor known as the 119 Zone Extension newly-identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

The 2004 Exploration Program mobilized in March with fuel and supplies moved into camp. To date of this report (July 23, 2004), the Company has completed 22 diamond drill holes (approximately 6,000 meters) in the "Pit Area" eastern portion of the West Zone and 1 diamond drill hole (1,400 meters) in the 119 Zone Extension. Assay results have been received and reported on from 8 holes with the balance of the holes being in various stages of analysis at the laboratory. In the quarter, approximately 20 line kilometers of surface UTEM geophysics has been completed to better define drill targets and subsequent to quarter end 343 line kilometers of helicopter-borne VTEM and magnetic surveying over 44 square kilometers has also been completed. Results of the VTEM Survey are currently being interpreted and this information will be disclosed shortly.

Initial drilling in the "Pit Area" to further investigate the platinum and palladium mineralization in the footwall has been successful. High-grade intercepts of PGEs have again been encountered.

As background to this year's drilling reported here, it is important to note that in late 2003 drill hole 03-157 intercepted 0.95 meters of high-grade platinum (17.01 g/t) and palladium (10.82 g/t) contained within a broader zone of footwall mineralization (15.5 m) grading 6.92 g/t Pt+Pd (2PGE). The first four 2004 holes reported herein are in the area of 03-157 (45+80W/1+95N) where holes 04-162 and 04-163 were collared 35 meters south on section with hole 03-157. Holes 04-164 and 04-165 were drilled 30 meters west and east respectively of hole 03-157 (see Table I).

It is pleasing to report that hole 04-165 intercepted an interval of 0.90 meters (237.10 to 238.00m) containing the highest platinum concentrations (43.39 grams/tonne or 1.27 ounces per ton) discovered to date on the property (Table I). This platinum- rich high grade interval is contained within a 3.55 meter zone (11.65 feet) grading 11.06 grams per tonne platinum (Table I). A second high-grade interval (217.80 to 218.8m) of 1.0 meter in hole 04-165 graded 32.23 grams/tonne palladium (0.94 ounces per ton) and 8.54 grams/tonne platinum (0.25 ounces per ton). This second interval is contained within a broader zone of footwall mineralization (4.92 meters or 16.14 feet) grading 11.42 grams/tonne Pt+Pd (2PGE - Table I). Holes 04-162-164 also intercepted PGE footwall mineralization of variable grades and thicknesses (Table I).

The second 2 holes reported, 04-166 and 04-167 are located approximately 375 meters and 335 meters, respectively, east of the first group of 4 holes.

Drill hole 04-166 intercepted minor intervals of gabbro-hosted PGE-rich footwall-style of mineralization (Table I). This hole was collared to target an untested portion of the UTEM geophysical conductor located in the area.

Drill hole 04-167 cut three separate intercepts of high-grade PGE footwall mineralization as well as broader zones of low-sulphide PGE mineralization (Table I). True thicknesses of the drill intercepts are not defined at this time.

Ferguson Lake gabbro-hosted footwall mineralization is often characterized by variable concentrations of platinum and palladium. Example intercepts from hole 04-167 include: a 1.25 meter (4.10 feet) interval from 153.50 to 154.75 meters grading 10.4 g/t platinum and 4.02 g/t palladium; a 0.9 meter (2.45 feet) interval from 218.60 to 219.50 meters grading 0.65 g/t platinum and 4.10 g/t palladium; and a 1.45 meter (4.76 feet) interval from 266.30 to 267.75 meters grading 0.53 g/t platinum and 4.65 g/t palladium (Table I).

It is important to note that the zone of high grade platinum-palladium (14.42 g/t 2 PGE, Table I) newly discovered in hole 04-167 is located 335 meters east of hole 03-157 which graded 6.92 g/t 2 PGE over a core length of 15.5 meters and 135 meters east of hole 02-135 which graded 6.1 g/t 2 PGE over a core length of 10.18 meters. This new platinum-rich zone in 04-167 is contained within a 3.75 meter (12.3 feet) core length grading 6.0 g/t 2 PGE (Table I).

The Company is pleased that the presence of broad zones of 2 PGE footwall mineralization often containing high-grade platinum concentrations continue to be encountered along the trend of the "Pit Area" during the 2004 exploration program.

TABLE I HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	P g/t	2 PGE*
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
		Includes	224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83

04-162	-50	45+80W/1+60N	132.00-133.13	1.13 (3.71)	372	65	23	2.20	1.30	3.50
			173.00-175.10	2.10 (6.89)	948	600	89	1.31	0.63	1.94
			209.90-215.65	5.75 (18.86)	0.487	0.429	0.064	1.94	0.30	2.24
		(including	209.90-212.80	2.90 (9.51)	0.817	0.758	0.11	2.63	0.37)	3.00
		(including	212.80-215.65	2.85 (9.35)	1315	949	168	1.24	0.23)	1.47

04-163	-65	45+80W 1+60N	207.25-209.52	2.27 (7.45)	372	2063	130	2.67	0.33	3.00
			235.45-238.45	2.00 (6.56)	462	2317	185	1.85	0.15	2.00
			244.32-248.95	4.63 (15.19)	0.287	0.233	0.033	1.52	0.16	1.68
		(including	244.32-247.90	3.58 (11.75)	2308	1465	232	1.3	0.19)	1.49
		(including	248.17-248.95	0.78 (2.56)	0.621	0.702	0.086	3.02	0.11)	3.13

04-164	-50	46+10W 1+95N	214.00-214.75	0.79 (2.46)	207	417	50	1015•	54•	Assay
			242.46-242.86	0.40 (1.31)	2.22	0.19	0.025	2174•	28•	Pending

04-165	-50	45+50W 1+95N	207.70-208.80	1.10 (3.61)	139	280	52	0.94	1.38	2.32
			209.90-210.70	0.80 (2.62)	267	739	145	4.72	0.51	5.23
			215.90220.82	4.92 (16.14)	595	659	97	9.09	2.33	11.42
		(including	217.80-219.82	2.02 (6.63)	1164	1178	174	18.53	4.84	23.37
		(including	217.80218.80	1.00 (3.28)	1606	1830	265	32.23**	8.54)**	40.77
			237.10240.65	3.55 (11.65)	0.532	0.274	0.035	2.19	11.06	13.25
		(including	237.10-238.75	1.65 (5.41)	685	906	138	1.58	23.73	25.31
		(including	237.10238.00	0.90 (2.95)	954	1495	221	2.41**	43.39)**	45.80
04-166	-60	42+05W 0+90N	80.45-86.05	5.60 (18.37)	151	297	47	1.06	0.32	1.38
			106.88-107.80	0.92 (3.02)	0.335%	1.220%	0.094%	2.26	0.07	2.33
			122.25-125.60	3.35 (10.99)	0.236%	0.269%	0.034%	1.07	0.41	1.48
		(including	125.25-125.60	0.35 (1.15)	0.134%	0.632%	0.079%	2.86	2.91	5.77

04-167	-60	42+45W 1+65N	133.00-143.37	10.37 (34.02)	114	203	40	1.33	0.41	1.74
		(including	133.00-137.00	4.00 (13.12)	196	319	62	2.07	0.54	2.61
			145.65-152.25	6.60 (21.65)	0.605%	0.464%	0.055%	2.01	0.25	2.26
			152.25-156.00	3.75 (12.30)	124	132	22	1.66	4.34	6.00
		(including	153.50-154.75	1.25 (4.10)	217	252	39	4.02**	10.40)**	14.42
			163.00-164.50	1.50 (4.92)	266	177	29	0.83	0.92	1.75
			167.50-170.50	3.00 (9.84)	612	404	52	1.36	0.43	1.79
			218.60-219.50	0.90 (2.95)	0.465%	0.167%	0.017%	4.10**	0.65**	4.75
			257.80-260.80	3.00 (9.84)	806	963	109	1.71	0.22	1.93
			264.45-269.60	5.15 (16.90)	212	525	55	2.43	0.30	2.73
		(including	266.30-267.75	1.45 (4.76)	389.2	1016	98	4.65**	0.53**	5.18
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%) ** Average of 3 assays
•Preliminary geochemical analysis (ppb): Fire Assays pending
*2PGE=Pt+Pd

Highlights of massive sulphide drilled results in the Eastern portion of West Zone (drilled concurrently while testing for PGE mineralization below in the footwall) are highlighted in Table II.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-162	-50	45+80W 1+60N	135.27136.65	1.38 (4.53)	0.359	0.451	0.056	0.86	0.08	0.94

04-163	-65	45+80W/1+60N	132.06145.15	13.09 (42.95)	0.624	0.739	0.094	1.27	0.17	1.44
		(including	132.72138.80	2.33 (7.64)	0.526	1.062	0.124	1.94	0.29)	2.23
			140.45144.48	4.03 (13.22)	0.874	1.151	0.149	1.64	0.23)	1.87

04-164	-50	46+10W/1+95N	158.20164.70	6.50 (21.33)	1.016	0.866	0.113	1.66	0.19	1.85
		(including	159.34-164.70	5.36 (17.59)	1.128	0.92	0.123	1.84	0.21)	2.05

04-165	-50	45+50W/1+95N	145.53-148.47	2.94 (9.65)	0.529	0.311	0.041	0.60	0.03	0.63
		(including	145.53-146.47	0.94 (3.08)	0.796	0.819	0.107	1.24	0.08)	1.32
			152.47-154.16	1.69 (5.54)	1.175	0.629	0.077	1.24	0.11	1.35

04-166	-60	42+00W/0+90N	54.40-62.25	7.85 (25.75)	0.956	0.559	0.071	1.19	0.25	1.44
		(including	57.50-62.25	4.75 (15.58)	0.933	0.844	0.107	1.68	0.36)	2.04
			76.05-79.18	3.13 (10.27)	1.397	0.905	0.114	2.35	0.27	2.62

04-167	-60	42+45W/1+65N	77.20-77.50	0.30 (0.98)	1.876	1.379	0.123	2.38	0.16	2.54
			99.90-102.15	2.25 (7.38)	0.62	0.989	0.105	4.16	0.16	4.32

04-168		42+45W/1+65N	79.60-83.88	4.28 (14.04)	2.391	0.982	0.140	1.99	0.24	2.23
		(including	82.60-83.88	1.28 (4.20)	3.983	0.869	0.169	1.99	0.27)	2.26

04-169	-60	40+30W/1+40N	63.95-80.20	16.25(53.31)	1.099	0.841	0.092	1.93	0.35	2.28
		(including	68.00-80.20	12.20 (40.03)	1.397	0.881	0.101	2.07	0.37)	2.44
		(including	74.00-75.00	1.00 (3.28)	4.665	0.830	0.085	2.30	0.36)	2.66
		(including	75.00-76.00	1.00 (3.28)	1.152	0.835	0.166	2.01	1.30)	3.31
			94.70-98.00	3.30 (10.83)	0.621	1.247	0.166	2.68	0.23	2.91
*2PGE=Pt+Pd

The West Zone, situated between grid section lines 39+00W and 68+00W, has an inferred mineral resource (at a 1.5% Cu+Ni cutoff grade) of 22.9 million tonnes grading 1.21% Cu, 0.71% Ni, 0.082% Co and 1.78 grams/tonne Pd and 0.31 grams/tonne Pt (2.09 grams/tonne Pd+ Pt). In addition to these inferred resources, definition drilling in 2002 between section lines 42+68W and 51+20W, (West Zone "Pit Area"), outlined an indicated mineral resource (at 1.0% Cu+Ni cutoff grade) of 6.7 million tonnes grading 0.92% Cu, 0.65% Ni, 0.072% Co, 1.39 grams/tonne Pd, 0.20 grams/tonne Pt (1.59 grams/tonne Pd+Pt) (N.C. Carter, April 8, 2003).

The company is pleased to report analytical results for intersections of semi to massive sulphides encountered in the first eight holes of the 2004 definition drilling program. It is important to note that these Cu+Ni+Co+Pd+Pt bearing sulphides are found in the upper portions of the various drill holes and that gabbro-hosted PGE footwall mineralization occurs below the sulphide lens(es). Intersection lengths reported for the moderately north-dipping sulphide lens(es) approximate true widths in this part of West Zone. The 2004 definition drilling is providing additional information regarding the lateral and down-dip continuity of these sulphide lenses. Most of the drill holes completed to date are 250 to 325 meters in length.

As indicated in the preceding table, significant thicknesses of sulphide mineralization were encountered in holes FL04-163, -166 and -169 which include intercepts of 13.09m, 7.85m and 16.25m respectively. Hole FL04-169, drilled to investigate the previously untested portion of the UTEM conductor on section line 40+30W, included a one meter interval of 4.66% Cu within the 16.25 meter sulphide lens. Also of note are significant 2 PGE concentrations present in the Cu-Ni-Co bearing sulphides encountered in hole FL04-169, particularly the one-meter interval grading 1.3 g/t platinum and 2.01 g/t palladium.

Previous drilling by Inco in the 1950's and by Starfield Resources in 1999 and 2000 established inferred mineral resources for the West Zone sulphide lens(es) between section lines 39+00W and 58+65W. The zone was extended to the west to section line 68+00W by further drilling in 2001 and 2002 which successfully tested a strong UTEM-3 conductor at depth.

As noted, definition drilling of the eastern part of West Zone in 2002 reclassified resources in this area to indicated category. Continued definition drilling in 2003 was directed to a portion of a strong UTEM-3 conductor between section lines 39+00W and 42+65W, an area that had not been previously drilled by Starfield. Significant sulphide intervals of 10.53 meters and 20.95 meters were encountered in drill holes FL03-158 and FL03-159 respectively as reported in news release SRU-02-04, February 3, 2004.

The company will continue to focus on the definition of both gabbro-hosted PGE-bearing sulphide lens(es) and footwall platinum and palladium mineralization in this part of West Zone during the 2004 Phase I drilling program.

119 Extension Drilling:

Hole 04-174 is the first to test the potential southwestern extension of 119 Zone that was initially identified by inversion of magnetic data and confirmed by a subsequent UTEM-3 geophysical survey in late 2003. The UTEM survey identified a deep conductive zone that extends southwesterly from the 119 sulphide zone for more than 3 kilometers as reported in Starfield news release #SRU-1-04A of January 22, 2004.

Hole FL04-174, collared 750 meters southwest of the furthest west holes drilled in 2002 to test the 119 Zone (holes FL02-137,-139,-141), was drilled at an inclination of -760 and an azimuth of 1430, or normal to the long axis of the conductive zone. Stringer and massive sulphide mineralization was intersected between hole depths of 1292 and 1312 meters; the more significant intervals are listed in the following table.

TABLE III

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174	-76[0]	83+80W/11+6N	1295.981303.10	7.12 (23.36)	0.711	0.499	0.057	1.10	0.18	1.28
		(including	1298.651302.50	3.85 (12.63)	0.889	0.817	0.094	1.66	0.32)	1.98
			1307.821310.47	2.65 (8.69)	1.799	0.662	0.075	2.00	0.16	2.16
		(including	1307.821309.10	1.28 (4.20)	0.757	1.029	0.116	2.20	0.10	2.30
		(and	1309.101309.77	0.67 (2.20)	4.946	0.308	0.037	2.83	0.37	3.20)
*2PGE=Pd+Pt

The principal objective of hole FL04-174 was to confirm that the UTEM anomaly was caused by the presence of base and precious metal sulphide mineralization within what is now referred to as the 119 Extension. Elsewhere on the Ferguson Lake property, all sulphide zones including West Zone, are coincident with UTEM conductors. A secondary objective was to use this hole as a "platform" for detailed down-hole geophysical surveying of the conductive zone at depth. Bore hole UTEM (BHUTEM) surveying was undertaken to provide more precise information regarding the strength, position and extent of the conductive zone originally identified by surface surveys. S.J. Visser, P.Geo., principal of SJ Geophysics, conducted a three loop BHUTEM survey of the drill hole utilizing a 1500 meter long cable. BHUTEM surveys are designed to provide detailed conductor(s) information for a radius of about 100 meters outward from the hole and in order to facilitate this, the hole was drilled to a final depth of 1447.6 meters or 130 meters beyond the last interval containing sulphide mineralization.

Preliminary field interpretation of the BHUTEM data, coupled with drill core information, suggest that hole FL04-174 intersected the lower one-third of the UTEM conductor comprising the 119 Extension anomaly. BHUTEM modeling further suggests that the most significant portion of the conductor is located above, or up-dip, of the sulphide intercepts encountered in the recently completed hole between depths of 1292 and 1382 meters.

A closely-spaced, three conductive plate model appears to best fit the BHUTEM data for hole FL04-174. The top of the conductive plates is roughly 500 vertical meters below surface and is interpreted to plunge 10 degrees in a westerly direction.

Starfield is undertaking wedge drilling off hole FL04-174 in order to further explore the 119 Extension. This phase of drilling is making use of a "state of the art" steerable, directional Devidrill coring system. The first wedge hole is well underway and will test the modeled UTEM and BHUTEM conductive plates approximately 100 meters up dip from the sulphide mineralization intersected in the original hole. Additional wedge holes are planned to test other parts of the conductive zone up- and down-dip and along strike.

Results obtained from hole FL04-174 confirm the extension of 119 Zone sulphide mineralization in a southwesterly direction. In this context, it is important to note that the discovery of the 119 Zone in 2002 was the result of an 800 meters westerly step out from the known limits of West Zone. Initial drilling of 119 Zone, intended to test a deep UTEM conductive target, intersected two to three lenses of Cu+Ni+Co+PGE-bearing massive sulphides over a 400 meters strike length and at vertical depths of between 800 and 900 meters. An initial inferred mineral resource estimate for the 119 Zone, at a cutoff grade of 1.5% Cu+Ni, was reported to be 5.8 million tonnes grading 1.31% Cu, 0.72% Ni, 0.086% Co. 2.02 g/t Pd and 0.30 g/t Pt (N.C. Carter, Ph.D., P.Eng, April 8,2003).

Results obtained from more than 67,500 meters of core drilling completed by Starfield to date on the Ferguson Lake property suggest that overall thicknesses of, and base-metal and precious-metal (PGE) grades within the sulphide lens(es) increase in a westerly direction and to depth in both West Zone and 119 Zone. The best exploration guide has been the direct correlation between UTEM conductive zones and sulphide mineralization. Hole FL04-174 confirms that sulphide mineralization is the cause of the 119 Extension UTEM conductor which extends in a southwesterly direction for more than 3 kilometers. The delineation of enhanced base and precious metals grades within significant thicknesses of massive and stringer sulphides will be the focus of continuing exploration of the 119 Extension.

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 67,500 meters of core from 174 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

SUBSEQUENT EVENTS

a)
On July 5, 2004 the Company announced that options to acquire a total of 2,695,000 shares of the Company at an exercise price of $0.40 per share were granted to directors, officers, employees and consultants in amounts to be determined.

b)	In July, 2004, the Company received $63,000 pursuant to the exercise of 180,000 share purchase warrants at $0.35 each.